[CAMPBELL RESOURCES INC. LOGO]


                                  PRESS RELEASE
                              For immediate release

      CAMPBELL RESOURCES ANNOUNCES A $5,000,000 CONVERTIBLE NOTE FINANCING
                     AND ITS FIRST QUARTER RESULTS FOR 2005


MONTREAL, MAY 11, 2005 - CAMPBELL RESOURCES INC. (TSX: CCH, OTC BULLETIN BOARD:
CBLRF) is pleased to announce that, subject to receipt of regulatory approval, it will be concluding a private placement of convertible unsecured promissory notes (the "Notes") to RAB Special Situations (Master) Fund Limited, a Cayman Islands registered hedge fund managed by RAB Capital plc ("RAB.LN") for aggregate gross proceeds of $5,000,000.

The notes shall bear interest at 1% per calendar month and are convertible into units ("Units") at the option of the holder at the conversion price of $0.38 per Unit at any time prior to the third anniversary of the Notes. Each Unit consists of one common share in the capital stock of Campbell and one half share purchase warrant ("Warrant"). Each full Warrant entitles the holder to acquire one additional common share at an exercise price of $0.38, exercisable for a period of three years from the date of issuance of the Warrant. An underwriting fee of $1,500,000 is payable in shares on closing of the financing. The maximum number of common shares to be issued upon conversion of the Notes, interest and exercise of all of the Warrants will be 30,789,421 for a total proceed of $8,400,000 ($0.273 per share).

Closing is scheduled to be held on or around June 6, 2005. Proceeds from this financing will be used for working capital purposes as Campbell used its working capital to finance the completion of the Copper Rand project. The Company's balance sheet will thus be improved accordingly.

For the first quarter, Campbell recorded a net loss of $2.7 million or $0.02 per share in the first quarter of 2005, compared with a net loss of $1.8 million or $0.02 per share for the same period in 2004. The main reasons are a lack of improvement in the performance of the Joe Mann Mine and the delay in the start-up the Copper Rand Mine.

Gross metal sales for the first quarter of 2005 were $5.5 million (9,365 ounces of gold) compared to $4.4 million (7,570 ounces) for the comparable period in 2004. The average market price for gold in the first quarter was US$427 (CDN$524) compared to US$409 (CDN$537) for the first quarter of 2004. The average sale price was CDN$523 per ounce of gold compared to 542.31 in the first quarter of 2004.

Mining expenses for the first quarter 2005 were $5.6 million compared to $4.5 million for the corresponding period of 2004. Amortization costs were $1.7 compared to $1.2 in the first quarter of 2004. Total cost per ounce produced was US$565 (CAN$693) compared with US$455 (CAN$598) in 2004.

JOE MANN MINE

Production in the first quarter 2005 was 41,891 tons grading 0.217 Au oz/t and 0.29% Cu. Gold grade was once again affected by higher dilution in two particular stopes. To counteract the disappointing results, the Company has undertaken the following measures: accelerate the workforce reduction scheduled for May and June; modify stoping sequence in favour of higher grade stopes; and lower grade material will be mined once operating costs allow it. These measures, in addition to those already undertaken, will contribute to an improvement in the mine's performance.

COPPER RAND MINE

As previously reported, operations at the Copper Rand Mine are improving after a difficult start-up period. In the first quarter of 2005, the mill processed 29,546 tons grading 0.049 Au oz/t and 1.687% Cu. An additional $3.9 million was invested in the project in this first quarter as development costs exceeded revenues by this amount.

In April, the Copper Rand Mine showed a significant improvement over previous months. A total of 17,210 tons of ore was mined and a total of 15,650 tons grading 0.077 Au oz/t and 2.71% Cu was milled for a total production of 1,044 ounces of gold and 826,296 pounds of copper (1,182 ounces of gold and 975,266 pounds of copper in the first quarter). A total of 24,000 tons (ore and waste) was hoisted, also representing a significant improvement over the previous months' performance.

FINANCIAL SITUATION

Delay in the commercial production at the Copper Rand Mine and the performance at the Joe Man Mine have had a considerable impact on the Company's balance sheet.

In April, both operations generated cash and it is expected this to continue in the coming months. Production to date this month confirms that the expectation will be realized. The private placement to be concluded in early June with RAB.LN and the balance of approximately $1,000,000 owing to Campbell on the sale of the Bachelor Lake property will be used to improve the Company's working capital.

The Company has also initiated discussion with potential partners in regards to an eventual joint partnership in some of its other advanced projects.

OUTLOOK

The current environment for gold and copper prices is very favourable to companies such as Campbell. It is thus incumbent upon management to seize the opportunity of this very favourable environment.

The Joe Mann mine has enough reserves to possibly extend operations into 2006, provided that it generates positive results. Employees are aware of this situation as work force reduction has been initiated and development work reduced substantially. Efforts are being made by all employees to attain this objective and, possibly, add a few months to the life of the mine.

The Copper Rand mine has finally generated some positive results in April in spite of operating at 50% of planned capacity. All of the infrastructures of the mine are operating very satisfactorily and the challenge is to generate a greater volume by gradually increasing the number of stopes and ore output from stopes.

The Company also realizes that the current favourable environment represents an opportunity for the development of its other properties with others and will be pursuing this strategy over the coming months.

Certain information contained in this release contains "Forward-Looking Statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and is subject to certain risks and uncertainties, including those "Risk Factors" set forth in the Campbell's current Annual Report on Form 20-F for the year ended December 31, 2004. Such factors include, but are not limited to: differences between estimated and actual mineral reserves and resources; changes to exploration, development and mining plans due to prudent reaction of management to ongoing exploration results, engineering and financial concerns; and fluctuations in the gold price which affect the profitability and mineral reserves and resources of Campbell. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Campbell undertakes no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect unanticipated events or developments.


                                     - 30 -



FOR MORE INFORMATION :


CAMPBELL RESOURCES INC.                                          Renmark Financial Communications Inc.
Andre Fortier, President and Chief Executive Officer             Henri Perron, hperron@renmarkfinancial.com
Tel.: 514-875-9037                                               John Boidman, jboidman@renmarkfinancial.com
Fax: 514-875-9764                                                Cynthia Lane-Filiatrault, clane@renmarkfinancial.com
afortier@campbellresources.com                                   Tel.: 514-939-3989
                                                                 Fax: 514-939-3717
                                                                 www.renmarkfinancial.com

INFORMATION REGARDING TELECONFERENCE:



DATE:      WEDNESDAY, MAY 11, 2005
TIME:      4:00 PM (ET)
TEL.:      (800) 814-4862

The conference call will feature Andre Fortier, President and Chief Executive Officer, and Lucie Brun, Executive Vice President and Chief Administrative Officer.

A replay of the conference call will be available after 6:00 p.m. (ET) on May 11, 2005, until May 18, 2005. Please dial (877) 289-8525 and provide the operator with the following access code 21120842 FOLLOWED BY #.

We look forward to your participation and thank you for your interest in Campbell Resources.

CONSOLIDATED BALANCE SHEETS (UNAUDITED)


(Expressed in thousands of Canadian dollars)
--------------------------------------------------------------------------------


                                                                                         MARCH 31         December 31
                                                                                             2005                2004
----------------------------------------------------------------------------------------------------------------------
                                                                                                $                   $

ASSETS

Current assets
   Cash and cash equivalents                                                                  322               1,191
   Restricted cash                                                                            350                 350
   Short-term investments (fair value $124)                                                   124                 102
   Receivables                                                                              1,090               2,819
   Settlements receivable                                                                   4,404               3,131
   Notes receivable                                                                                                 -
   Production inventories                                                                     400                 592
   Supply inventories                                                                       3,746               3,982
   Prepaids                                                                                   623                 218
----------------------------------------------------------------------------------------------------------------------
                                                                                           11,059              12,385

Amount receivable from Copper Rand/Portage Restoration Fiduciary Trust                      2,895               2,853
Notes receivable                                                                           25,405              26,145
Restricted deposits and exchange agreement                                                 49,516              49,447
Future income taxes                                                                         1,754               1,901
Property, plant and equipment                                                              81,495              79,379
Accrued benefit asset                                                                       3,376               3,215
Deferred charges and other assets                                                           2,266               2,431
----------------------------------------------------------------------------------------------------------------------
                                                                                          177,766             177,756
======================================================================================================================

LIABILITIES

Current liabilities
   Short term loan                                                                          4,084               2,686
   Accounts payable                                                                        13,517              11,149
   Accrued liabilities                                                                      3,688               3,670
   Current portion of long-term debt                                                        3,536               2,694
----------------------------------------------------------------------------------------------------------------------
                                                                                           24,825              20,199

Asset retirement obligations                                                                7,429               7,321
Long-term debt                                                                             63,336              63,808
Future income taxes                                                                         3,920               4,067
Deferred royalty                                                                           26,310              27,776
----------------------------------------------------------------------------------------------------------------------
                                                                                          125,820             123,171
----------------------------------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY

   Capital stock                                                                           69,648              69,610
   Warrants, stock options and conversion rights                                            2,816               3,074
   Contributed surplus                                                                      1,359               1,101
   Deficit                                                                                (21,877)            (19,200)
----------------------------------------------------------------------------------------------------------------------
                                                                                           51,946              54,585
----------------------------------------------------------------------------------------------------------------------
                                                                                          177,766             177,756
======================================================================================================================

CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

(Expressed in thousands of Canadian dollars except per share amounts)
--------------------------------------------------------------------------------


                                                                                                THREE MONTHS ENDED
                                                                                                     MARCH 31
                                                                                               ---------------------
                                                                                                  2005          2004
---------------------------------------------------------------------------------------------------------------------
                                                                                                     $             $
                                                                                                          (restated)

GROSS METAL SALES                                                                               5,512         4,396
Treatment charges                                                                                 439           324
---------------------------------------------------------------------------------------------------------------------
Net metal sales                                                                                 5,073         4,072
---------------------------------------------------------------------------------------------------------------------

Expenses
   Mining                                                                                       5,553         4,523
   Depreciation and amortization                                                                1,662         1,190
   General administration                                                                         753           478
   Care and maintenance                                                                            92            84
   Exploration                                                                                    159           207
---------------------------------------------------------------------------------------------------------------------
                                                                                                8,219         6,482
---------------------------------------------------------------------------------------------------------------------

Loss before the following items                                                                (3,146)       (2,410)
---------------------------------------------------------------------------------------------------------------------

Interest expense on long-term debt                                                               (241)         (125)
Interest income                                                                                   401           437
Amortization of deferred charges                                                                  (66)          (66)
---------------------------------------------------------------------------------------------------------------------
Loss from operations                                                                           (3,052)       (2,164)
---------------------------------------------------------------------------------------------------------------------

Other income (expense)
   Other income                                                                                    412          406
---------------------------------------------------------------------------------------------------------------------

Loss before taxes and non-controlling interest                                                 (2,640)       (1,758)

Income and mining tax                                                                             (37)          (40)
---------------------------------------------------------------------------------------------------------------------
                                                                                               (2,677)       (1,798)
Non-controlling interest                                                                            -             2
---------------------------------------------------------------------------------------------------------------------

NET LOSS                                                                                       (2,677)       (1,796)
=====================================================================================================================
WEIGHTED AVERAGE NUMBER OF COMMON SHARES ('000)                                               107,239        89,050
=====================================================================================================================
LOSS PER SHARE UNDILUTED AND DILUTED                                                            (0.02)        (0.02)
=====================================================================================================================




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